2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 * FAX: (918) 583-6094

December 8, 2016

Via EDGAR and Federal Express

Mr. Terence O'Brien
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:    AAON, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2016
File No. 0-18953

Dear Mr. O'Brien:

This is AAON, Inc.'s (the Company) response to your correspondence dated December 5, 2016 related to the Company's Annual Report on Form 10-K for the year ended December 31, 2015 and the Company's Definitive Proxy Statement on Schedule 14A filed April 7, 2016. For ease of reference, each of the Staff's comments is reproduced below in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business, page 1

Products and Markets, page 1

Major Customers, page 2

1.
We note your disclosure that one customer accounted for 10% or more of your sales during 2015. In future filings, please include the name of any customer that accounts for 10% or more of your sales. Please refer to Item 101(c)(vii) of Regulation S-K.

Response:

The Company acknowledges the Staff's comment and will provide the requested information in future filings.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 14

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 * FAX: (918) 583-6094

Summary Compensation Table, page 23

2.
It appears that the amounts which you have disclosed in the "Bonus" column of this table should have been disclosed under the "Non-Equity Incentive Compensation Plan" column because the amounts reflect the performance of your executives under your non-equity incentive plan, as defined in Item 401(a)(6)(iii) of Regulation S-K. If, in the exercise of discretion, an amount is paid over and above the amounts earned by meeting the performance measure in the non-equity incentive plan, that amount should be reporting in the "Bonus" column. It appears that Mr. Asbjornson's discretionary bonus increase in the amount of $51,065 should have been disclosed in the Bonus column. Please explain to us why the payments under the annual incentive bonus awards are being disclosed in the "Bonus" column. For guidance refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations. Please ensure that in future filings you disclose payments under your annual incentive bonus as earned under a non-equity incentive plan and provide appropriate disclosure in your Grant of Plan-Based Awards Table.

Response:

The Company acknowledges the Staff's comment and will change our disclosure in future filings to show the amounts paid under the Company's Annual Cash Incentive Bonus plan in the "Non-Equity Incentive Compensation Plan" column of this table. Any additional discretionary amounts paid over and above the amounts earned by meeting the performance measure in the non-equity incentive plan, will be reported in the "Bonus" column of this table.

The Company acknowledges the following:

•	the Company and its management are responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (918) 382-6245 if you have questions or would like additional information in respect to these responses.

Very truly yours,

/s/ Scott Asbjornson
Chief Financial Officer